Wachtell, Lipton, Rosen & Katz

WACHTELL, LIPTON, ROSEN & KATZ

MARTIN LIPTON

HERBERT M. WACHTELL

BERNARD W. NUSSBAUM

RICHARD D. KATCHER

LAWRENCE B. PEDOWITZ

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

DAVID M. EINHORN

KENNETH B. FORREST

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ERIC M. ROTH

WARREN R. STERN

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

PATRICIA A. VLAHAKIS

STEPHEN G. GELLMAN

STEVEN A. ROSENBLUM

PAMELA S. SEYMON

STEPHANIE J. SELIGMAN

ERIC S. ROBINSON

JOHN F. SAVARESE

SCOTT K. CHARLES

ANDREW C. HOUSTON

PHILIP MINDLIN

DAVID S. NEILL

JODI J. SCHWARTZ

ADAM O. EMMERICH

CRAIG M. WASSERMAN

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

DOUGLAS K. MAYER

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ
ILENE KNABLE GOTTS

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 - 1000 FACSIMILE: (212) 403 - 2000 GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) OF COUNSEL

DAVID M. MURPHY
JEFFREY M. WINTNER
TREVOR S. NORWITZ
BEN M. GERMANA
ANDREW J. NUSSBAUM
RACHELLE SILVERBERG
DAVID C. BRYAN
STEVEN A. COHEN
GAVIN D. SOLOTAR
DEBORAH L. PAUL
DAVID C. KARP
RICHARD K. KIM
JOSHUA R. CAMMAKER
MARK GORDON
JOSEPH D. LARSON
LAWRENCE S. MAKOW
JEANNEMARIE O’BRIEN
WAYNE M. CARLIN
JAMES COLE, JR.
STEPHEN R. DiPRIMA
NICHOLAS G. DEMMO
IGOR KIRMAN

JONATHAN M. MOSES
T. EIKO STANGE
DAVID A. SCHWARTZ
JOHN F. LYNCH
WILLIAM SAVITT
ERIC M. ROSOF
MARTIN J.E. ARMS
GREGORY E. OSTLING
DAVID B. ANDERS
ADAM J. SHAPIRO
NELSON O. FITTS
JEREMY L. GOLDSTEIN
JOSHUA M. HOLMES
DAVID E. SHAPIRO
DAMIAN G. DIDDEN
ANTE VUCIC
IAN BOCZKO
MATTHEW M. GUEST
DAVID E. KAHAN
DAVID K. LAM

WILLIAM T. ALLEN PETER C. CANELLOS THEODORE GEWERTZ THEODORE A. LEVINE ALLAN A. MARTIN ROBERT B. MAZUR	LEONARD M. ROSEN MICHAEL W. SCHWARTZ ELLIOTT V. STEIN J. BRYAN WHITWORTH AMY R. WOLF
COUNSEL
MICHELE J. ALEXANDER LOUIS J. BARASH DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ ELAINE P. GOLIN	PAULA N. GORDON NANCY B. GREENBAUM MAURA R. GROSSMAN IAN L. LEVIN J. AUSTIN LYONS HOLLY M. STRUTT

September 30, 2009

Tom Kluck

Branch Chief

Division of Corporation Finance
Mail Stop 3010

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549-0005

Re:                             LexingtonPark Parent Corp.
Registration Statement on Form S-4, Amendment No. 2
Filed September 10, 2009
File No. 333-160525

Dear Mr. Kluck:

On behalf of our clients, LexingtonPark Parent Corp. (“New Parent”) and Cowen Group, Inc. (“Cowen”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in your letter, dated September 24, 2009, with respect to the filing referenced above. We have also included in this letter, where relevant, responses forwarded to us by counsel to, and/or representatives of, New Parent, Cowen, and Ramius LLC (“Ramius”) regarding the Staff’s comments relating to New Parent, Cowen, and Ramius, respectively.  For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

With this letter, New Parent is filing Amendment No. 3 (“Amendment No. 3”) to its registration statement on Form S-4 (the “Registration Statement”).  We are providing supplementally the Staff of the Division of Corporation Finance six copies of a version of Amendment No. 3 that has been marked by the financial printers to show the changes since the filing of Amendment No. 3 to the Registration Statement on September 10, 2009.  All page references in the responses set forth below are to the pages of Amendment No. 3 that has been marked by the financial printers.  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 3.

Signatures

1.                                      We note your response to comment 24 of our letter dated September 2, 2009.  Please confirm to us that the individuals signing the registration statement are performing functions that are similar to a principal executive officer, principal financial officer and controller or principal accounting officer.  See Instruction 1 to the Signatures section of Form S-4.

Response:  New Parent, Cowen and Ramius can confirm to the Staff that the individuals signing the Registration Statement, as the interim officers of New Parent, are empowered to perform functions similar to a principal executive officer and a principal financial officer, and have performed these functions to the extent necessary in connection with any matters contemplated by the transaction agreement and in connection with the preparation of the Registration Statement.  New Parent, Cowen and Ramius respectfully note that New Parent has not, to date, conducted any material activities other than those incidental to its formation and the matters contemplated by the transaction agreement and the preparation of the Registration Statement.

(3) Equity method investments, page F-82

2.                                      We note your revised disclosure in response to comment 22.  Please tell us if your equity investment in RCG Longview Partners II, LLC has been included in the summary table of equity method investments on page F-82, or your basis for its exclusion if applicable.

Response:  The equity investment in RCG Longview Partners II, LLC is not included in the summary table of equity method investments held by Ramius on page F-82.  However, information regarding this investment is included in the paragraph immediately following this summary table. The basis for this presentation is the fact that Ramius’s share of losses of this investee exceeds the carrying amount of this equity method investment as of June 30, 2009.  Ramius has continued to record its share of additional losses exceeding the carrying amount in accordance with the equity method of accounting (FASB ASC 323-10-35), as Ramius has obligations to the investee to return previously distributed allocations of carried interest to the extent the investee is required to settle its recorded clawback obligation as disclosed in the paragraph immediately following the summary table.  Therefore, Ramius has not classified this investment as an asset along with its other equity method investments.  The investment in RCG Longview Partners II, LLC is included in accounts payable, accrued expenses and other liabilities in the consolidated statement of financial condition.  Furthermore, as referred to in the paragraph immediately following the summary table and as disclosed in Note 11, Ramius’s share of the clawback obligation has already been accrued at the maximum amount that Ramius would be obligated to return back to RCG Longview Partners II, LLC in the event the investee were required to settle the clawback obligation.

New Parent has authorized us to include its acknowledgement that:

•                  New Parent is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  New Parent may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*                              *                              *

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (212) 403-1314.

Very truly yours,

/s/ David E. Shapiro

David E. Shapiro

Enclosures

cc:	J. Kevin McCarthy, Esq.
Cowen Group, Inc.

Owen S. Littman, Esq.
Ramius LLC

David K. Boston, Esq.
Laura L. Delanoy, Esq.
Willkie Farr & Gallagher LLP